UNITED STATES SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16 UNDER

THE SECURITIES EXCHANGE ACT OF 1934

For the month of November 2026

Commission File Number 001-34919

SUMITOMO MITSUI FINANCIAL GROUP, INC.

(Translation of registrant’s name into English)

1-2, Marunouchi 1-chome, Chiyoda-ku, Tokyo 100-0005, Japan

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:	Form 20-F ☒	Form 40-F ☐

THIS REPORT ON FORM 6-K SHALL BE DEEMED TO BE INCORPORATED BY REFERENCE INTO THE PROSPECTUS FORMING A PART OF SUMITOMO MITSUI FINANCIAL GROUP, INC.’S REGISTRATION STATEMENT ON FORM F-3 (FILE NO. 333-276219) AND TO BE A PART OF SUCH PROSPECTUS FROM THE DATE ON WHICH THIS REPORT IS FURNISHED, TO THE EXTENT NOT SUPERSEDED BY DOCUMENTS OR REPORTS SUBSEQUENTLY FILED OR FURNISHED, EXCEPT FOR THE STATEMENTS REGARDING OUR EARNINGS FORECAST UNDER THE CAPTION “3. EARNINGS FORECAST ON A CONSOLIDATED BASIS (FOR THE FISCAL YEAR ENDING MARCH 31, 2027).”

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Sumitomo Mitsui Financial Group, Inc.

By:	/s/ Kunihito Takaichi
Name: Kunihito Takaichi
Title: Executive Officer & General Manager, Financial Accounting Dept

Date:  November 13, 2026

November 13, 2026
Sumitomo Mitsui Financial Group, Inc. Consolidated Financial Results for the six months ended September 30, 2026 <Under Japanese GAAP>

Head Office: 1-2, Marunouchi 1-chome, Chiyoda-ku, Tokyo, Japan
Stock Exchange Listings: Tokyo Stock Exchange, Nagoya Stock Exchange, New York Stock Exchange
URL: https://www.smfg.co.jp/english/
President: Toru Nakashima
Interim Securities Report (Hanki hokokusho) issuing date: November 27, 2026
Dividend payment date: December 2, 2026
Investors meeting presentation for financial results: Scheduled

Note: Amounts less than one million yen have been rounded down.
1. Consolidated financial results (for the six months ended September 30, 2026)

(1) Operating results	(Millions of yen, except per share data and percentages)

	Ordinary income		Ordinary profit		Profit attributable to owners of parent
Six months ended September 30, 2026	¥5,800,081	11.4%	¥1,395,603	9.2%	¥1,003,155	7.5%
Six months ended September 30, 2025	5,205,887	(1.3)	1,278,123	24.0	933,505	28.7

Notes:	1.	Comprehensive income:
		(a) for the six months ended September 30, 2026 ¥601,817 million [(41.6)%] (b) for the six months ended September 30, 2025 ¥1,030,170 million [175.5%]
	2.	Percentages shown in ordinary income, ordinary profit, profit attributable to owners of parent and comprehensive income are the increase (decrease) from the same period in the previous fiscal year.

	Earnings per share	Earnings per share (Diluted)
Six months ended September 30, 2026	¥ 132.01	¥ 131.98
Six months ended September 30, 2025	121.02	120.99

  Note:  On October 1, 2026, Sumitomo Mitsui Financial Group, Inc. (“the Company”) executed a two-for-one split of its common stock, with a record date of September 30, 2026. Earnings per share       and Earnings per share (Diluted) reflect the impact of the stock split.

(2) Financial position	(Millions of yen, except percentages)

	Total assets	Net assets	Net assets ratio
As of September 30, 2026	¥326,234,790	¥15,982,294	4.9%
As of March 31, 2026	328,411,534	15,864,931	4.8

Notes:	1.	Stockholders’ equity:
		(a) as of September 30, 2026: ¥ 15,831,892 million (b) as of March 31, 2026: ¥ 15,717,244 million
	2.	Net assets ratio = {(Net assets – stock acquisition rights – non-controlling interests) / total assets} X 100

2. Dividends on common stock	(Yen)
	Cash dividends per share
	1st quarter	2nd quarter	3rd quarter	4th quarter	Annual
Fiscal year ended March 31, 2026	¥ —	¥ 78.00	¥ —	¥ 79.00	¥ 157.00
Fiscal year ending March 31, 2027 Before considering the stock split	—	100.00
(After considering the stock split)	—	100.00
Fiscal year ending March 31, 2027 Forecast/Before considering the stock split			—	100.00	200.00
(Forecast/After considering the stock split)			—	50.00	—

Notes:	1.	Dividend forecast which was announced in May 2026 was revised.
	2.	On October 1, 2026, the Company executed a two-for-one split of its common stock, with a record date of September 30, 2026.

3. Earnings forecast on a consolidated basis (for the fiscal year ending March 31, 2027)

(Millions of yen, except per share data and percentage)

	Profit attributable to owners of parent		Earnings per share
Fiscal year ending March 31, 2027	¥ 1,900,000	20.0%	¥ 250.84

Notes:	1.	Earnings forecast which was announced in May 2026 was revised.
	2.	Percentage shown in profit attributable to owners of parent is the increase (decrease) from the previous fiscal year.
	3.

Forecasted earnings per share is calculated by dividing the forecasted profit attributable to owners of parent by the number of issued common stock. The number of common stock shares used as the basis for this calculation is the average of “the number of issued common stock shares at the beginning of the year (excluding treasury stock)” and “the expected number of issued common stock shares at the end of the year (excluding treasury stock).” On October 1, 2026, the Company executed a two-for-one split of its common stock, with a record date of September 30, 2026.

At a meeting of the Board of Directors held on November 13, 2026, the Company resolved to implement a repurchase of its own shares. Forecasted earnings per share reflects the impact of the stock split and the repurchase of its own shares.

[Notes]

(1) There was a change in material consolidated subsidiaries during the period.

Excluded: 1 company (JRI Holdings, Limited)

(2) Changes in accounting policies, changes in accounting estimates and restatements

(a) Changes in accounting policies due to application of new or revised accounting standards	:	No
(b) Changes in accounting policies due to reasons other than above (a)	:	Yes
(c) Changes in accounting estimates	:	No
(d) Restatements	:	No

Note: For more details, see page 7 “IV. Notes to interim consolidated financial statements.”

(3) Number of shares issued (common stock)

	As of September 30, 2026	As of March 31, 2026
(a) Number of shares issued (including treasury stock)	7,602,249,786 shares	7,654,996,280 shares
(b) Number of treasury stock	23,423,250 shares	21,264,238 shares

	Six months ended	Six months ended
	September 30, 2026	September 30, 2025
(c) Average number of shares issued during the period	7,598,969,240 shares	7,713,928,240 shares

Notes:	1.	The Company has introduced a “Stock grant trust for employees” (hereinafter, the “Trust”), and the shares of the Company held by the Trust are included in the number of treasury stock to be deducted when calculating both the number of treasury stock and the average number of shares issued during the period.
	2.	On October 1, 2026, the Company executed a two-for-one split of its common stock, with a record date of September 30, 2026. The number of shares issued (including treasury stock), the number of treasury stock, and the average number of shares issued during the period reflect the impact of the stock split.

(Summary of financial information on a non-consolidated basis)

Non-consolidated financial results (for the six months ended September 30, 2026)

(1) Operating results					(Millions of yen, except per share data and percentages)
	Operating income		Operating profit		Ordinary profit		Net income
Six months ended September 30, 2026	¥ 654,915	34.8%	¥ 362,953	47.2%	¥346,000	47.9%	¥ 362,121	50.9%
September 30, 2025	485,790	(39.7)	246,614	(58.5)	234,018	(59.9)	240,049	(59.3)

	Earnings per share
Six months ended September 30, 2026	¥ 47.65
September 30, 2025	31.12

Notes:	1.	Percentages shown in operating income, operating profit, ordinary profit and net income are the increase (decrease) from the same period in the previous fiscal year.
	2.	On October 1, 2026, the Company executed a two-for-one split of its common stock, with a record date of September 30, 2026. Earnings per share reflects the impact of the stock split.

(2) Financial position	(Millions of yen, except percentages)

	Total assets	Net assets	Net assets ratio
As of September 30, 2026	¥ 22,102,642	¥ 6,419,964	29.0%
As of March 31, 2026	22,576,801	6,521,288	28.9

  Note: Stockholders’ equity:

(a) as of September 30, 2026: ¥6,419,383 million (b) as of March 31, 2026: ¥6,520,694 million

[Note on interim audit procedures]

  This report is out of the scope of the interim audit procedures.

This document contains “forward-looking statements” (as defined in the U.S. Private Securities Litigation Reform Act of 1995), regarding the intent, belief or current expectations of Sumitomo Mitsui Financial Group, Inc. (“the Company”) and its management with respect to the Company’s future financial condition and results of operations. In many cases but not all, these statements contain words such as “anticipate,” “believe,” “estimate,” “expect,” “intend,” “may,” “plan,” “probability,” “risk,” “project,” “should,” “seek,” “target,” “will” and similar expressions. Such forward-looking statements are not guarantees of future performance and involve risks and uncertainties, and actual results may differ from those expressed in or implied by such forward-looking statements contained or deemed to be contained herein. The risks and uncertainties which may affect future performance include: deterioration of Japanese and global economic conditions and financial markets; declines in the value of the Company’s securities portfolio; incurrence of significant credit-related costs; the Company’s ability to successfully implement its business strategy through its subsidiaries, affiliates and alliance partners; and exposure to new risks as the Company expands the scope of its business. Given these and other risks and uncertainties, you should not place undue reliance on forward-looking statements, which speak only as of the date of this document. The Company undertakes no obligation to update or revise any forward-looking statements. Please refer to the Company’s most recent disclosure documents such as its annual report on Form 20-F and other documents submitted to the U.S. Securities and Exchange Commission, as well as its earnings press releases, for a more detailed description of the risks and uncertainties that may affect its financial conditions, its operating results, and investors’ decisions

* Appendix: Financial results for the six months ended September 30, 2026 supplementary information

Interim consolidated financial statements and main notes

I. Interim consolidated balance sheets

	Millions of yen
	March 31, 2026	September 30, 2026
Assets:
Cash and due from banks	¥73,696,930	¥68,706,610
Call loans and bills bought	7,882,022	6,992,385
Receivables under resale agreements	20,099,101	19,810,754
Receivables under securities borrowing transactions	6,247,642	5,696,965
Monetary claims bought	5,980,143	6,040,917
Trading assets	16,701,913	19,551,736
Money held in trust	36,902	34,298
Securities	39,974,120	41,195,054
Loans and bills discounted	117,629,215	117,006,168
Foreign exchanges	2,030,821	1,955,470
Lease receivables and investment assets	231,429	206,247
Other assets	18,240,722	18,650,900
Tangible fixed assets	1,074,673	1,086,048
Intangible fixed assets	1,151,037	1,169,912
Net defined benefit asset	1,299,540	1,331,911
Deferred tax assets	109,614	116,795
Customers’ liabilities for acceptances and guarantees	17,033,172	17,546,126
Reserve for possible loan losses	(1,007,469)	(863,513)

Total assets	¥328,411,534	¥326,234,790

Liabilities:
Deposits	¥185,674,241	¥187,383,802
Negotiable certificates of deposit	15,667,132	12,199,337
Call money and bills sold	3,656,736	2,184,808
Payables under repurchase agreements	23,764,473	21,452,694
Payables under securities lending transactions	1,136,833	1,530,721
Commercial paper	3,380,389	2,750,553
Trading liabilities	13,089,960	16,226,431
Borrowed money	9,370,996	9,103,497
Foreign exchanges	1,436,381	1,475,984
Short-term bonds	773,500	515,300
Bonds	15,369,164	15,673,715
Due to trust account	956,169	1,127,260
Other liabilities	20,103,338	20,131,991
Reserve for employee bonuses	146,303	109,209
Reserve for executive bonuses	5,973	—
Net defined benefit liability	34,317	34,773
Reserve for executive retirement benefits	907	824
Reserve for point service program	63,254	77,738
Reserve for reimbursement of deposits	35,806	34,370
Reserve for losses on interest repayment	226,742	219,870
Reserves under the special laws	6,737	7,847
Deferred tax liabilities	588,318	440,115
Deferred tax liabilities for land revaluation	25,750	25,520
Acceptances and guarantees	17,033,172	17,546,126

Total liabilities	312,546,603	310,252,496

Net assets:
Capital stock	2,346,888	2,352,376
Capital surplus	582,909	588,379
Retained earnings	8,871,065	9,406,747
Treasury stock	(48,851)	(68,454)

Total stockholders’ equity	11,752,012	12,279,048

Net unrealized gains (losses) on other securities	2,116,878	2,059,417
Net deferred gains (losses) on hedges	(300,715)	(551,918)
Land revaluation excess	29,133	28,271
Foreign currency translation adjustments	1,706,949	1,633,105
Accumulated remeasurements of defined benefit plans	412,985	383,968

Total accumulated other comprehensive income	3,965,231	3,552,844

Stock acquisition rights	594	580
Non-controlling interests	147,092	149,820

Total net assets	15,864,931	15,982,294

Total liabilities and net assets	¥328,411,534	¥326,234,790

II. Interim consolidated statements of income and interim consolidated statements of comprehensive income

(Interim consolidated statements of income)

	Millions of yen
Six months ended September 30	2025	2026
Ordinary income	¥5,205,887	¥5,800,081
Interest income	3,518,701	3,954,743
Interest on loans and discounts	1,984,187	2,113,231
Interest and dividends on securities	487,345	612,626
Trust fees	5,550	7,082
Fees and commissions	983,620	1,118,585
Trading income	141,842	159,713
Other operating income	157,461	218,337
Other income	398,710	341,619
Ordinary expenses	3,927,763	4,404,478
Interest expenses	2,235,764	2,334,776
Interest on deposits	832,295	1,004,383
Fees and commissions payments	154,273	180,179
Trading losses	—	37,193
Other operating expenses	118,352	165,311
General and administrative expenses	1,228,787	1,412,778
Other expenses	190,585	274,238

Ordinary profit	1,278,123	1,395,603

Extraordinary gains	2,259	293
Extraordinary losses	4,909	4,732

Income before income taxes	1,275,474	1,391,163

Income taxes-current	333,759	385,078
Income taxes-deferred	3,652	(5,684)

Income taxes	337,411	379,394

Profit	938,062	1,011,769

Profit attributable to non-controlling interests	4,557	8,613

Profit attributable to owners of parent	¥933,505	¥1,003,155

(Interim consolidated statements of comprehensive income)

	Millions of yen
Six months ended September 30	2025	2026
Profit	¥938,062	¥1,011,769
Other comprehensive income (losses)	92,107	(409,952)
Net unrealized gains (losses) on other securities	265,832	(57,991)
Net deferred gains (losses) on hedges	(5,824)	(263,569)
Land revaluation excess	(776)	—
Foreign currency translation adjustments	(55,572)	(72,689)
Remeasurements of defined benefit plans	(25,367)	(28,960)
Share of other comprehensive income of affiliates	(86,183)	13,259

Total comprehensive income	1,030,170	601,817

Comprehensive income attributable to owners of parent	1,025,774	591,629
Comprehensive income attributable to non-controlling interests	4,395	10,187

III. Interim consolidated statements of changes in net assets

	Millions of yen
	Stockholders’ equity
Six months ended September 30, 2025	Capital stock	Capital surplus	Retained earnings	Treasury stock	Total
Balance at the beginning of the period	¥2,345,960	¥611,423	¥8,290,170	¥(38,512)	¥11,209,042
Changes in the period
Issuance of new stock	927	927			1,855
Cash dividends			(240,202)		(240,202)
Profit attributable to owners of parent			933,505		933,505
Purchase of treasury stock				(100,579)	(100,579)
Disposal of treasury stock		(280)		461	181
Cancellation of treasury stock		(99,990)		99,990	—
Changes in shareholders’ interest due to transaction with non-controlling interests		(0)			(0)
Decrease due to a decrease in equity method affiliates			(224,699)		(224,699)
Reversal of land revaluation excess			2,085		2,085
Transfer from retained earnings to capital surplus		100,271	(100,271)		—
Net changes in items other than stockholders’ equity in the period

Net changes in the period	927	926	370,417	(126)	372,145

Balance at the end of the period	¥2,346,888	¥612,350	¥8,660,587	¥(38,638)	¥11,581,187

	Millions of yen
	Accumulated other comprehensive income
Six months ended September 30, 2025	Net unrealized gains (losses) on other securities	Net deferred gains (losses) on hedges	Land revaluation excess	Foreign currency translation adjustments	Accumulated remeasurements of defined benefit plans	Total
Balance at the beginning of the period	¥1,930,834	¥(168,604)	¥32,849	¥1,411,827	¥287,487	¥3,494,393
Changes in the period
Issuance of new stock
Cash dividends
Profit attributable to owners of parent
Purchase of treasury stock
Disposal of treasury stock
Cancellation of treasury stock
Changes in shareholders’ interest due to transaction with non-controlling interests
Decrease due to a decrease in equity method affiliates
Reversal of land revaluation excess
Transfer from retained earnings to capital surplus
Net changes in items other than stockholders’ equity in the period	263,001	(7,368)	(2,862)	(137,273)	(25,313)	90,183

Net changes in the period	263,001	(7,368)	(2,862)	(137,273)	(25,313)	90,183

Balance at the end of the period	¥2,193,835	¥(175,973)	¥29,986	¥1,274,553	¥262,174	¥3,584,577

(Continued)

	Millions of yen
Six months ended September 30, 2025	Stock acquisition rights	Non- controlling interests	Total net assets
Balance at the beginning of the period	¥767	¥137,306	¥14,841,509
Changes in the period
Issuance of new stock			1,855
Cash dividends			(240,202)
Profit attributable to owners of parent			933,505
Purchase of treasury stock			(100,579)
Disposal of treasury stock			181
Cancellation of treasury stock			—
Changes in shareholders’ interest due to transaction with non-controlling interests			(0)
Decrease due to a decrease in equity method affiliates			(224,699)
Reversal of land revaluation excess			2,085
Transfer from retained earnings to capital surplus			—
Net changes in items other than stockholders’ equity in the period	(122)	543	90,604

Net changes in the period	(122)	543	462,750

Balance at the end of the period	¥645	¥137,849	¥15,304,259

	Millions of yen
	Stockholders’ equity
Six months ended September 30, 2026	Capital stock	Capital surplus	Retained earnings	Treasury stock	Total
Balance at the beginning of the period	¥2,346,888	¥582,909	¥8,871,065	¥(48,851)	¥11,752,012
Changes in the period
Issuance of new stock	5,488	5,488			10,977
Cash dividends			(301,577)		(301,577)
Profit attributable to owners of parent			1,003,155		1,003,155
Purchase of treasury stock				(186,625)	(186,625)
Disposal of treasury stock		(96)		361	264
Cancellation of treasury stock		(166,661)		166,661	—
Changes in shareholders’ interest due to transaction with non-controlling interests		(19)			(19)
Reversal of land revaluation excess			861		861
Transfer from retained earnings to capital surplus		166,758	(166,758)		—
Net changes in items other than stockholders’ equity in the period

Net changes in the period	5,488	5,469	535,681	(19,603)	527,036

Balance at the end of the period	¥2,352,376	¥588,379	¥9,406,747	¥(68,454)	¥12,279,048

(Continued)

	Millions of yen
	Accumulated other comprehensive income
Six months ended September 30, 2026	Net unrealized gains (losses) on other securities	Net deferred gains (losses) on hedges	Land revaluation excess	Foreign currency translation adjustments	Accumulated remeasurements of defined benefit plans	Total
Balance at the beginning of the period	¥2,116,878	¥(300,715)	¥29,133	¥1,706,949	¥412,985	¥3,965,231
Changes in the period
Issuance of new stock
Cash dividends
Profit attributable to owners of parent
Purchase of treasury stock
Disposal of treasury stock
Cancellation of treasury stock
Changes in shareholders’ interest due to transaction with non-controlling interests
Reversal of land revaluation excess
Transfer from retained earnings to capital surplus
Net changes in items other than stockholders’ equity in the period	(57,461)	(251,203)	(861)	(73,844)	(29,016)	(412,387)

Net changes in the period	(57,461)	(251,203)	(861)	(73,844)	(29,016)	(412,387)

Balance at the end of the period	¥2,059,417	¥(551,918)	¥28,271	¥1,633,105	¥383,968	¥3,552,844

	Millions of yen
Six months ended September 30, 2026	Stock acquisition rights	Non- controlling interests	Total net assets
Balance at the beginning of the period	¥594	¥147,092	¥15,864,931
Changes in the period
Issuance of new stock			10,977
Cash dividends			(301,577)
Profit attributable to owners of parent			1,003,155
Purchase of treasury stock			(186,625)
Disposal of treasury stock			264
Cancellation of treasury stock			—
Changes in shareholders’ interest due to transaction with non-controlling interests			(19)
Reversal of land revaluation excess			861
Transfer from retained earnings to capital surplus			—
Net changes in items other than stockholders’ equity in the period	(13)	2,728	(409,673)

Net changes in the period	(13)	2,728	117,363

Balance at the end of the period	¥580	¥149,820	¥15,982,294

IV. Notes to interim consolidated financial statements

(Note on going concern)

 Not applicable.

(Changes in accounting policies)

Application of Accounting Standard for Financial Instruments, etc.

The Company has applied the “Accounting Standard for Financial Instruments” (ASBJ Statement No. 10, revised on June 2, 2026), the “Practical Guidelines on Accounting for Financial Instruments” (ASBJ Transferred Guidance No. 9, revised on June 2, 2026), and the “Accounting Standard for Consolidated Financial Statements” (ASBJ Statement No. 22, revised on June 2, 2026) from the beginning of the six months ended September 30, 2026.

Accordingly, when the transferee of financial assets is a special purpose company (“SPC”) that meets certain requirements, the Company treats lenders to the SPC in the same manner as investors in assessing whether the criteria for derecognition of the financial assets are met and whether the SPC qualifies as a subsidiary of the transferor.

For transfers of financial assets effected before the date of initial application of these accounting standards and guidance, the Company has neither reassessed the accounting treatment as of that date nor applied the standards and guidance retrospectively, in accordance with the transitional provisions prescribed in paragraph 44-3 of the Accounting Standard for Financial Instruments and paragraph 196-2 of the Practical Guidelines on Accounting for Financial Instruments. The application of these accounting standards and guidance had no material impact on the interim consolidated financial statements.